Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Alphabet Inc.

Name of persons relying on exemption: Open MIC

Address of persons relying on exemption: 1012 Torney Avenue, San Francisco, CA 94129-1755

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

May 25, 2022

Dear Alphabet Inc. Shareholders:

We are writing to urge you to vote FOR Proposal 9 on the Company’s 2022 Proxy.

The shareholder proposal requests the Board commission a third-party, independent racial equity audit analyzing Alphabet’s adverse impacts on Black, Indigenous, and People of Color (BIPOC) communities, and publish a report on the results on the Company’s website.

Attached is a copy of a public letter from thirteen civil society groups calling particularly on Sergey Brin, Larry Page, and Eric Schmidt to support the proposal using their outsized voting power as Class B shareholders.

These groups work on issues relating to civil rights, racial justice, and equity in media and technology systems. They are intimately aware with the mounting evidence that Alphabet’s products and policies may perpetuate racial discrimination, and see this shareholder proposal as an opportunity for the company to assess its record and make vital repairs.

Racial equity and civil rights audits have proven popular with independent shareholders at large companies, including several of Alphabet’s peers. Amazon recently agreed to conduct a racial equity audit following a shareholder proposal, and shareholders at Apple approved a civil rights audit only a few months ago. Last month, shareholders at Johnson & Johnson voted 62 percent in favor of a racial equity audit.

While the letter is addressed to prominent Class B shareholders, for the reasons contained therein we urge all Alphabet shareholders to vote FOR proposal 9 requesting the Board commission a third-party independent racial equity audit.

May 26, 2022

Dear Sergey Brin, Larry Page, and Eric Schmidt,

We, the undersigned civil society organizations, write to urge you to support shareholder proposal 9 on Alphabet’s 2022 proxy, calling on the board of directors to conduct a third-party, independent racial equity audit analyzing the company’s adverse impacts on Black, Indigenous, and People of Color (BIPOC) communities.

Alphabet’s impressive global reach lends the company enormous power to shape what our communities see, read, think, and buy. However persistent reporting has identified numerous areas where Alphabet’s often ubiquitous products, technologies, and policies may be enabling or directly fomenting racial injustice. YouTube has been routinely implicated in promoting white supremacist ideology and anti-Muslim propaganda to young users.1 Research also shows that Google’s facial recognition technology is susceptible to a range of racial, ethnic, and gender biases, and the company has come under fire for retaliating against employees who point out discrimination in the workplace.2

These serious inequities betray Alphabet’s vocal support for racial justice and human rights. In 2020, Google CEO Sundar Pichai stated that, “Strengthening our commitment to racial equity and inclusion will help Google build more helpful products for our users and the world,”3 and Alphabet has continued to release statements in support of the Black Lives Matter movement. Allowing allegations and inequities to flourish without investigation or accountability seriously undermines the company’s commitments.

Other large companies have willingly undertaken racial equity audits.4 Meta COO Sheryl Sandberg lauded the company’s civil rights audit as “a deep analysis of how we can strengthen and advance civil rights at every level of our company.”5 Contrary to the misguided objections of Alphabet’s management, experience shows that an independent audit is a valuable tool for assessing the progress of ongoing equity efforts, not a hindrance to those initiatives. Rejecting this shareholder proposal positions Alphabet as falling behind its peers.

_____________________________

1 https://acrecampaigns.org/wp-content/uploads/2020/04/FanningtheFlames-Oct2019.pdf and https://www.nytimes.com/2020/06/19/technology/facebook-youtube-twitter-black-lives-matter.html

2 https://venturebeat.com/2021/09/03/bias-persists-in-face-detection-systems-from-amazon-microsoft-and- google/ and https://www.washingtonpost.com/technology/2020/12/23/google-timnit-gebru-ai-ethics/

3 https://blog.google/inside-google/company-announcements/commitments-racial-equity/

4 http://civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf

5 https://about.fb.com/news/2020/07/civil-rights-audit-report/

As Class B shareholders, your support or abstention has the power to make or break this popular and necessary investor-led advocacy. We urge you to uphold Alphabet’s principles and “do the right thing” by supporting proposal 9 for an independent racial equity audit.

Sincerely,

Access Now

Accountable Tech

ACRE

Alphabet Workers Union

American Friends Service Committee

Center for Digital Democracy

Color of Change

Fight for the Future

Free Press

Heartland Initiative

MediaJustice

Open MIC

Ranking Digital Rights

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Open MIC is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proposal 9 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Open MIC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.